(212) 701-3323

May 11, 2006

Daniel F. Duchovny, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re: Engelhard Corporation Preliminary Proxy Statement Filed April 26, 2006 SEC File No. 001-08142

Dear Mr. Duchovny:

Set forth below is the comment of the staff of the Commission (the “Staff”) contained in your letter dated May 10, 2006 relating to the Schedule 14A (the “Schedule 14A”) filed May 8, 2006 by Engelhard Corporation (the “Company”). Please note that comments of the Staff contained in your letter dated May 10, 2006 on the Schedule TO will be addressed in separate correspondence. Immediately below the comment is the response of the Company with respect thereto. The Company has authorized us to make the following statement on its behalf:

Preliminary Proxy Statement

Summary of the Recapitalization Plan, page 4

11.  Please disclose the substance of your response to prior comment 8 with respect to the source of the expected $15 million annual cost savings beginning in 2007.

Response: The Company proposes to amend and restate the paragraph on page 4 as follows:

Cost Savings. As part of the process of developing the Recapitalization Plan, senior management asked the managements of each of the business segments, the ventures group and corporate staff to review selling, general and administrative spending to identify and quantify potential costs savings that would be incremental to those already reflected in the Company’s strategic plan. Senior management carefully reviewed the potential incremental cost savings that the management of the business segments, ventures group and corporate staff believed could be achieved in an effort to minimize any impact of these potential incremental cost savings on future growth initiatives.  The incremental cost savings to be undertaken as part of the Recapitalization Plan is expected to deliver $15 million in annual cost savings beginning in 2007. The Company expects to incur a charge or charges of approximately $20 million in the second half of 2006 in connection with the incremental cost savings. The $15 million in potential incremental cost savings is expected to come from warehouse consolidation, reduced warehousing lease costs, leaving vacant certain planned and open headcount positions, some potential headcount reductions and reduced discretionary spending.

Comments or questions regarding any matters with respect to the Schedule 14A may be directed to the undersigned at (212) 701-3323 or W. Leslie Duffy at (212) 701-3840.

Sincerely,

/s/ John Schuster
John Schuster

cc: Arthur A. Dornbusch, II, Esq. Kenneth W. Orce, Esq. W. Leslie Duffy, Esq.